

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2013

<u>Via E-mail</u>
Nancy Pecota
Chief Financial Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, CA 94545

>   **Re: Aradigm Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed March 27, 2013**
>   **Form 10-Q for the quarterly period ended September 30, 2013**
>   **Filed October 28, 2013**
>   **File No 000-28402**

Dear Ms. Pecota:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2013</u>

<u>Note 1 - Revenue Recognition, page 7</u>

1. We see that your collaborative license agreements include multiple deliverables under ASC 605-25. In future filings please include enhanced disclosure about how you apply FASB ASC 605-25-30-2 in allocating arrangement consideration to all deliverables based on their relative selling price.

2. As a related matter, please clarify how you recognize revenue and expenses under the collaborative license agreements with Grifols. For example, tell us how you determine the revenue recognized each period. In addition, tell us where you record the related research and development expense. Your disclosure on page 11 states that the collaboration revenue of $4.3 million recorded during the quarter ended September 30, 2013 was for the reimbursement of development expenses for that period.   However, we note that research and development expense for the three months ended September 30, 2013 is less than the collaboration revenue recorded during the same period.

Note 6. Collaboration Agreement, page 10

License Agreement, page 11

3. Please tell us where you have included the disclosures required by FASB ASC 730-20-50-1 related to research and development arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief